UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 8, 2024

In the Matter of

Flexi Group Holdings Ltd	**ORDER DECLARING REGISTRATION**
Wisma UOA Damansara II,	**STATEMENT ABANDONED UNDER THE**
Penthouse 16-1 Level 16, No. 6	**SECURITIES ACT OF 1933, AS AMENDED**
Changkat Semantan, Bukit Damansara	
50490 Kuala Lumpur, Malaysia	

File No: 333-275734

Flexi Group Holdings Ltd filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Flexi Group Holdings Ltd has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 8, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief